Copa Holdings to Host Investor Day at the New York Stock Exchange

PANAMA CITY, May 14, 2013 /PRNewswire/ -- Copa Holdings S.A. (NYSE: CPA) will be hosting its Seventh Annual Investor Day at the New York Stock Exchange Euronext on Wednesday, May 29, 2013. This event, which is for analysts and institutional investors only, will take place from 12:00pm to 3:30pm and will feature presentations by Mr. Pedro Heilbron, Copa's Chief Executive Officer and other senior executives.

Registration deadline is May 24th and picture identification is required for entry. Please note that this event will not be webcast.

You may register, view the event agenda and other important event details at:
http://www.i-advize.com/clients/CopaAirlines/

Should you need more information please contact our Investor Relations Department in Panama City, Panama at +(507) 304-2476 or email: jputaturo@copaair.com.

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 64 destinations in 29 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 86 aircraft: 60 Boeing 737NG aircraft and 26 EMBRAER-190s. For more information visit http://www.copa.com.

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CONTACT: Joseph Putaturo, Director - Investor Relations, +(507) 304-2677